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As filed with the Securities and Exchange Commission on January 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1933 Act File No. 333-143027

Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO.
☒ POST-EFFECTIVE AMENDMENT NO. 7

GLADSTONE CAPITAL CORPORATION
(Exact name of registrant as specified in charter)

1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VA 22102
(Address of principal executive offices)

Registrant's telephone number, including area code: (703) 287-5800

DAVID GLADSTONE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
GLADSTONE CAPITAL CORPORATION
1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
(Name and address of agent for service)

COPIES TO:
THOMAS R. SALLEY, ESQ.
DARREN K. DESTEFANO, ESQ.
CHRISTINA L. NOVAK, ESQ.
COOLEY GODWARD KRONISH LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
(703) 456-8000
(703) 456-8100 (facsimile)

Approximate date of proposed public offering:
From time to time after the effective date of this registration statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

        This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-143027) of Gladstone Capital Corporation (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.    Financial Statements and Exhibits

1.    Financial Statements

        The following financial statements of Gladstone Capital Corporation (the "Company" or the "Registrant") are included in the Registration Statement in "Part A: Information Required in a Prospectus:"

GLADSTONE CAPITAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Statements of Assets and Liabilities as of September 30, 2007 and September 30, 2006	F-4
Consolidated Schedule of Investments as of September 30, 2007	F-5
Consolidated Schedule of Investments as of September 30, 2006	F-11
Consolidated Statements of Operations for the years ended September 30, 2007, September 30, 2006 and September 30, 2005	F-15
Consolidated Statements of Changes in Net Assets for the years ended September 30, 2007, September 30, 2006 and September 30, 2005	F-16
Consolidated Statements of Cash Flows for the years ended September 30, 2007, September 30, 2006 and September 30, 2005	F-17
Financial Highlights for the years ended September 30, 2007, September 30, 2006 and September 30, 2005	F-18
Notes to Consolidated Financial Statements	F-19

2.    Exhibits

Exhibit Number	Description
2.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.
2.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.
2.c	Not applicable.
2.d.1
Form of Direct Registration Transaction Advice for the Registrant's common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.
2.d.3*	Form of Senior indenture.
2.d.4*	Form of Subordinated indenture.
2.e.1	Dividend Reinvestment Plan, incorporated by reference to Exhibit e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.f	Not applicable.
2.g.1
Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.
2.h.1*	Placement Agreement, dated as of August 21, 2007.
2.h.2*	Underwriting Agreement, dated as of October 15, 2007.
2.h.3	Underwriting Agreement, dated as of January 30, 2008.
2.i.1
Joint Directors Nonqualified Excess Plan of Gladstone Commercial Corporation, Gladstone Capital Corporation and Gladstone Investment Corporations, dated as of July 11, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed July 12, 2006.
2.j.1
Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.

2.k.1
Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2.k.2
Promissory Note of Terry Brubaker in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2.k.3
Promissory Note of Harry Brill in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2.k.4
Trademark License Agreement between Gladstone Management Corporation and Gladstone Capital Corporation, incorporated by reference to Exhibit 10.29 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (File No. 814-00237), filed February 9, 2005.
2.k.5
Amended and Restated Credit Agreement by and among Gladstone Business Loan, LLC, Deutsche Bank AG, and certain other parties, dated as of May 26, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed May 30, 2006.
2.k.6
Amendment No. 1 to Amended and Restated Credit Agreement by and among Gladstone Business Loan, LLC, Deutsche Bank AG, and certain other parties, dated as of September 22, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed September 22, 2006.
2.k.7
Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.
2.k.8
Amendment No. 2 to Amended and Restated Credit Agreement by and among Gladstone Business Loan, LLC, Deutsche Bank AG, and certain other parties, dated as of February 9, 2007, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed February 12, 2007.
2.k.9
Amendment No. 3 to the Amended and Restated Credit Agreement by and among Gladstone Business Loan LLC, Deutsche Bank AG, and certain other parties, dated as of May 25, 2007, incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed May 29, 2007.
2.l.1*	Opinion of Cooley Godward Kronish LLP.
2.l.2	Opinion of Cooley Godward Kronish LLP.
2.m	Not applicable.
2.n.1	Consent of Independent Registered Public Accounting Firm.
2.n.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.l.1).
2.n.3*	Report of PricewaterhouseCoopers LLP, independent registered public accounting firm, regarding "Senior securities data" contained herein.
2.n.4	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.l.2).
2.o	Not applicable.

2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.
2.q	Not applicable.
2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.
2.s*	Power of Attorney.

*
Previously filed.

Item 26.    Marketing Arrangements

        The information contained under the heading "Plan of Distribution" on page 92 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.    Other Expenses of Issuance and Distribution

Commission registration fee	$9,210
FINRA filing fee	$30,500
Accounting fees and expenses	200,000	*
Legal fees and expenses	200,000	*
Printing and engraving	200,000	*

Total	639,710	*

    *
    Figures are estimates.

        All of the expenses set forth above shall be borne by the Company.

Item 28.    Persons Controlled By or Under Common Control

Gladstone Investment Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Noble Logistics, an affiliated investment with 12.7% ownership by Gladstone Investment Corporation.

Gladstone Acquisition-4 Corporation, a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

ASH Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Quench Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Chase II Holding Corp., a Delaware corporation controlled by Gladstone Investment Corporation through 59% ownership of issued and outstanding voting securities.

A. Stucki Company, a Delaware corporation controlled by Gladstone Investment Corporation through 55% ownership.

Cavert Wire Holding, Inc., a Delaware corporation controlled by Gladstone Investment Corporation through 63% ownership of issued and outstanding voting securities.

Danco Acquisition Corporation, a Delaware corporation controlled by Gladstone Investment Corporation through 42% ownership.

Gladstone Business Investment, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Investment Corporation.

Gladstone Investment Corporation, a Delaware corporation controlled by the Registrant's officers and directors.

Gladstone Capital Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

Gladstone Business Loan, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant.

U.S. Healthcare Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Registrant.

BERTL, Inc., a Delaware corporation and a wholly-owned subsidiary of the Registrant.

Gladstone SSBIC Corporation, a Delaware corporation and wholly-owned subsidiary of the Registrant.

Gladstone Commercial Corporation, a Maryland corporation controlled by the Registrant's officers and directors.

GCLP Business Trust I, a Massachusetts business trust controlled by Gladstone Commercial Corporation.

Gladstone Commercial Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Commercial Corporation.

GCLP Business Trust II, a Massachusetts business trust controlled by Gladstone Commercial Partners, LLC.

Gladstone Commercial Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Commercial Corporation.

GCC Coco, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Commercial Corporation.

First Park Ten COCO San Antonio GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

First Park Ten COCO San Antonio LP, a Delaware limited partnership controlled by its general partner, First Park Ten COCO San Antonio GP LLC.

COCO04 Austin TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

COCO04 Austin TX LP, a Delaware limited partnership controlled by its general partner, COCO04 Austin TX GP LLC.

Pocono PA GCC GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Pocono PA GCC, LP, a Delaware limited partnership controlled by its general partner, Pocono PA GCC GP LLC.

Gladstone Commercial Limited Partnership, a Delaware limited partnership controlled by its general partner GCLP Business Trust II.

GCC Acquisition Holdings LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SLEE Grand Prairie LP, a Delaware limited partnership controlled by its general partner, GCC Acquisition Holdings, Inc.

EE 208 South Rogers Lane, Raleigh, NC LLC, Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Lending LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

260 Springside Drive Akron OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch04 Charlotte NC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch Charlotte NC LLC, a Delaware limited liability company controlled by its sole member, Little Arch04 Charlotte NC Member LLC.

CMI04 Canton NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Midway NC Gladstone Commercial LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

GCC Granby LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

GCC Dorval LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

3094174 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

3094175 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

GCC Norfolk LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WMI05 Columbus OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

2525 N Woodlawn Vstrm Wichita KS LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Corning Big Flats LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw SPE GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw GCC LP, a Delaware limited partnership controlled by its general partner, OB Crenshaw SPE GP LLC.

HMBF05 Newburyport MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YorkTC05 Eatontown NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

STI05 Franklin NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC LLC, a Delaware limited liability company controlled by its sole member, AFL05 Duncan SC Member LLC.

MSI05-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WMI05 Hazelwood MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CI05 Clintonville WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

PZ05 Maple Heights OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YCC06 South Hadley MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NW05 Richmond VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SVMMC05 Toledo OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ACI06 Champaign IL LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

UC06 Roseville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TCI06 Burnsville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RC06 Menomonee Falls WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX LP, a Delaware limited partnership controlled by its general partner, SJMH06 Baytown TX GP LLC.

NJT06 Sterling Heights MI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CMS06-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

MPI06 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC, L.P., a Delaware limited partnership, controlled by its General Partner, EE07 Raleigh NC LP LLC.

APML07 Hialeah FL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

WPI07 Tulsa OK LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EI07 Tewksbury MA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

AC07 Lawrenceville GA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GBI07 Syracuse NY LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

CDLCI07 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

FTCHI07 Grand Rapids MI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

DBPI07 Bolingbrook IL LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RCOG07 Georgia, LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Land Corporation, a Delaware corporation controlled by David Gladstone through indirect 100% stock ownership.

Gladstone Land Partners, LLC, a Delaware limited liability company controlled by its manager, Gladstone Land Corporation.

SC Land, Inc., a California corporation and wholly-owned subsidiary of Gladstone Land Limited Partnership.

Gladstone Land Limited Partnership, a Delaware limited partnership controlled by its general partner, Gladstone Land Partners, LLC.

San Andreas Road Watsonville LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Gonzales Road Oxnard LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Coastal Farming Corporation, a California corporation controlled by David Gladstone through 100% indirect stock ownership.

Gladstone Management Corporation, a Delaware corporation controlled by David Gladstone through 100% indirect stock ownership.

Gladstone Administration, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Management Corporation.

Gladstone General Partner, LLC, a Delaware limited liability company controlled by its manager, Gladstone Management Corporation.

Gladstone Participation Fund LLC, a Delaware limited liability company controlled by Gladstone General Partner, LLC.

Gladstone Partners Fund, LP, a Delaware limited partnership controlled by its General Partner, Gladstone Management Corporation.

Item 29.    Number of Holders of Securities

        The following table sets forth the approximate number of record holders of the Company's common stock at January 18, 2008.

Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	79

Item 30.    Indemnification

        Subject to the Investment Company Act of 1940, as amended (the "1940 Act") or any valid rule, regulation or order of the Securities and Exchange Commission ("SEC") thereunder, our articles of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise to the maximum extent permitted by Section 2-418 of the Annotated Code of Maryland, Corporations and Associations (the "Maryland Law"). The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition to any indemnification to which our directors and officers are entitled pursuant to our articles of incorporation and bylaws and Maryland Law, our articles of incorporation and bylaws permit us to indemnify our other employees and agents to the fullest extent permitted by Maryland Law, whether such employees or agents are serving us or, at our request, any other entity.

        In addition, the investment advisory and management agreement between us and our investment adviser, Gladstone Management Corporation (the "Adviser"), as well as the administration agreement between us and our administrator Gladstone Administration, LLC (the "Administrator"), each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser or our Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser's services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of our Administrator's services under the administration agreement, as applicable.

Item 31.    Business and Other Connections of Investment Adviser

        A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled "Management." Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

        All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

  (1)
  the Registrant, Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

  (2)
  the Transfer Agent, The Bank of New York, 101 Barclay Street, Suite 11E, New York, NY 10286;

  (3)
  our Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

  (4)
  the Custodian, The Bank of New York, 30 Broad Street, New York, NY 10005; and

  (5)
  the Collateral Custodian, The Bank of New York Trust Company, N.A., 2 North La Salle Street; Suite 1020, Chicago, IL 60602.

Item 33.    Management Services

        Not applicable.

Item 34.    Undertakings

        1.     We hereby undertake to suspend the offering of shares until the prospectus is amended if subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement.

        2.     We hereby undertake:

          (a)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

          (c)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (d)   that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

          (e)   that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

              (i)  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

             (ii)  the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

            (iii)  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

        3.     We hereby undertake that:

          (a)   for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (b)   for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 7 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and Commonwealth of Virginia, on the 30th day of January, 2008.

GLADSTONE CAPITAL CORPORATION
By:	/s/ DAVID GLADSTONE David Gladstone Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 7 to Registration Statement has been signed below by the following persons in the capacities on January 30, 2008:

By:	* David Gladstone Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
By:	* Terry L. Brubaker Vice Chairman, Chief Operating Officer, Secretary and Director
By:	* Harry T. Brill, Jr. Chief Financial Officer (principal financial and accounting officer)
By:	* George Stelljes III President, Chief Investment Officer and Director
By:	* David A.R. Dullum Director
By:	* Anthony W. Parker Director
By:	* Michela A. English Director

By:	* Paul W. Adelgren Director
By:	* Maurice W. Coulon Director
By:	* John H. Outland Director
By:	* Gerard Mead Director
By:	/s/ DAVID GLADSTONE David Gladstone (attorney-in-fact)

Exhibit List

Exhibit Number	Description
2.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.
2.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.
2.c	Not applicable.
2.d.1
Form of Direct Registration Transaction Advice for the Registrant's common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.
2.d.3*	Form of Senior indenture.
2.d.4*	Form of Subordinated indenture.
2.e.1	Dividend Reinvestment Plan, incorporated by reference to Exhibit e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2.f	Not applicable.
2.g.1
Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.
2.h.1*	Placement Agreement, dated as of August 21, 2007.
2.h.2*	Underwriting Agreement, dated as of October 15, 2007.
2.h.3	Underwriting Agreement, dated as of January 30, 2008.
2.i.1
Joint Directors Nonqualified Excess Plan of Gladstone Commercial Corporation, Gladstone Capital Corporation and Gladstone Investment Corporations, dated as of July 11, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed July 12, 2006.
2.j.1
Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.
2.k.1
Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.

2.k.2
Promissory Note of Terry Brubaker in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2.k.3
Promissory Note of Harry Brill in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2.k.4
Trademark License Agreement between Gladstone Management Corporation and Gladstone Capital Corporation, incorporated by reference to Exhibit 10.29 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (File No. 814-00237), filed February 9, 2005.
2.k.5
Amended and Restated Credit Agreement by and among Gladstone Business Loan, LLC, Deutsche Bank AG, and certain other parties, dated as of May 26, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed May 30, 2006.
2.k.6
Amendment No. 1 to Amended and Restated Credit Agreement by and among Gladstone Business Loan, LLC, Deutsche Bank AG, and certain other parties, dated as of September 22, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed September 22, 2006.
2.k.7
Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.
2.k.8
Amendment No. 2 to Amended and Restated Credit Agreement by and among Gladstone Business Loan, LLC, Deutsche Bank AG, and certain other parties, dated as of February 9, 2007, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed February 12, 2007.
2.k.9
Amendment No. 3 to the Amended and Restated Credit Agreement by and among Gladstone Business Loan LLC, Deutsche Bank AG, and certain other parties, dated as of May 25, 2007, incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed May 29, 2007.
2.l.1*	Opinion of Cooley Godward Kronish LLP.
2.l.2	Opinion of Cooley Godward Kronish LLP.
2.m	Not applicable.
2.n.1	Consent of Independent Registered Public Accounting Firm.
2.n.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.l.1).
2.n.3*	Report of PricewaterhouseCoopers LLP, independent registered public accounting firm, regarding "Senior securities data" contained herein.
2.n.4	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.l.2).
2.o	Not applicable.
2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.
2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant's Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.
2.s*	Power of Attorney.

*
Previously filed.

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EXPLANATORY NOTE
PART C OTHER INFORMATION
  Item 25. Financial Statements and Exhibits
GLADSTONE CAPITAL CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
  Item 26. Marketing Arrangements
  Item 27. Other Expenses of Issuance and Distribution
  Item 28. Persons Controlled By or Under Common Control
  Item 29. Number of Holders of Securities
  Item 30. Indemnification
  Item 31. Business and Other Connections of Investment Adviser
  Item 32. Location of Accounts and Records
  Item 33. Management Services
  Item 34. Undertakings
SIGNATURES
Exhibit List